NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS

For the Period from May 17, 2023 (Inception) through December 31, 2023

(With Independent Auditors' Report Thereon)

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

INDEX TO FINANCIAL STATEMENTS

For the Period from May 17, 2023 (Inception) through December 31, 2023

INDEPENDENT AUDITORS' REPORT

To the Members
Noyack Fine Art I, LLC

Opinion

We have audited the accompanying financial statements of Noyack Fine Art I, LLC (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, member's equity, and cash flows for the period from May 17, 2023 (Inception) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
March 15, 2024

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

BALANCE SHEET
December 31, 2023

ASSETS	
Cash and cash equivalents	$ -
Total assets	$ -
LIABILITIES AND MEMBER'S DEFICIT	
Accounts payable	$ 677
Total liabilities	677
Commitments and contingencies (Note 3)	
Member's deficit	
Class A units, 0 units issued and outstanding	-
Accumulated deficit	(677)
Total member's deficit	(677)
Total liabilities and member's deficit	$ -

See accompanying notes to financial statements.

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS
For the Period from May 17, 2023 (Inception) through December 31, 2023

Revenues:	$ -
Expenses:	
General and administrative	677
Total expenses	677
Net loss	$ (677)

See accompanying notes to financial statements.

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

STATEMENT OF MEMBER'S DEFICIT
For the Period from May 17, 2023 (Inception) through December 31, 2023

Member's deficit – May 17, 2023 (Inception)	$ -
Contributions	-
Net loss	(677)
Member's deficit – December 31, 2023	$ (677)

See accompanying notes to financial statements.

NOYACK FINE ART I, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS
For the Period from May 17, 2023 (Inception) through December 31, 2023

Cash flows from operating activities:		
Net loss	$	(677)
Change in operating assets and liabilities:		
Accounts payable		677
Net cash provided by operating activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of Business

Noyack Fine Art I, LLC ("NFA" or the "Company"), a Delaware limited liability company, was formed on May 17, 2023 (Inception), and entered into a limited liability company agreement (the "Operating Agreement") with Noyack Capital LLC as its sole initial member (the "Initial Member"). The Company was organized to acquire directly, or indirectly through one or more subsidiaries, a portfolio of artwork (the "Portfolio") which may be amended from time to time. The Company intends to elect to be treated as a partnership for federal income tax purposes for the taxable year ending December 31, 2024, or the first year in which the Company commences material operations. The Company is managed by a Board of Managers (the "Board") and administered by Noyack Capital LLC (the "Administrator") pursuant to an administrative services agreement (the "Administrative Services Agreement"). The Board has authorized the Administrator to administer all day-to-day operations of the Company.

Management's Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, expects to incur costs in pursuit of its capital financing plans, and has not generated any revenues or profits through December 31, 2023. For the next twelve months, the Company plans to receive financing from the Administrator to cover operational costs, and the Administrator is committed to providing funds on an as needed basis. The Company also anticipates raising funds under a Regulation Crowdfunding offering, which if and when received, will allow the Company to start executing its business plan. Prior to receiving Regulation Crowdfunding funds, costs to continue operating the business are minimal and management believes the Administrator will continue to cover such costs. Accordingly, management believes substantial doubt about the Company's ability to continue as a going concern is alleviated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year end is December 31st.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue to date. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2023.

Since Inception, the Company has maintained cash balances within federally insured limits. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant financial and/or cash management risk.

Artwork Held for Investment

As of December 31, 2023, the Company has neither purchased nor contracted to purchase any investments.

Artwork is recorded at cost, which is the purchase price paid for the artwork. Artwork is determined to have an indefinite life. The Company will review the artwork for impairment in accordance with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 360-10, *Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets*. FASB ASC Subtopic 360-10 requires the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the artwork might not be recoverable, i.e., information indicates than an impairment might exist. In accordance with FASB ASC 360-10,

- The Company will consider whether indicators of impairment are present. Indicators or triggers of impairment that management considers include: (i) deteriorating physical condition of the artwork, (ii) trends in the art market, (iii) reputation of the artist, (iv) recent sales of other artworks by the artist, and (v) other events, circumstances, or conditions that indicate impairment may exist.

- If indicators are present, the Company will perform a recoverability test by comparing the estimated amount realizable upon sale of the artwork, to the artwork's carrying value; and

- If the amount realizable upon sale of the artwork is deemed to be less than the artwork's carrying value, the Company will measure an impairment charge.

If it is determined that measurement of an impairment charge is necessary, the impairment charge would be calculated based on the difference between the carrying amount of the artwork and the artwork's estimated fair value. An impairment charge would be reported as a component of income from continuing operations in the Company's financial statements.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's deficit upon the completion of an offering or to expense if an offering is not completed. The Company will reimburse the Administrator for any offering costs incurred by the Administrator from the proceeds from an offering. As of December 31, 2023, no offering costs have been capitalized.

Income Taxes

The Company intends to elect to be treated as a partnership for federal income tax purposes for the taxable year ending December 31, 2024, or the first year in which the Company commences material operations. If the Company is taxed as a partnership, it is generally not subject to federal or state income taxes, as the tax effect of its activities accrues to the members admitted to the Company (the "Members").

Revenue Recognition

FASB ASC Topic 606, *Revenue from Contracts with Customers*, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company does not plan to generate a material amount of revenue until the artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the artwork title to the buyer. For the period from Inception through December 31, 2023, no revenue was earned or recognized.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. Commitments and Contingencies

Litigation

The Company is not presently subject to any material litigation nor, to management's knowledge, is any material litigation threatened against the Company, which if determined unfavorably to the Company, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

Organization and Offering Expenses

Organization and offering expenses are being paid by the Administrator or its affiliates on the Company's behalf. These organization and offering expenses include formation costs and all expenses to be paid by the Company, in connection with an offering. For the period from Inception through December 31, 2023, the Company incurred organization expenses of $677, which was recognized as a component of general and administrative expenses on the statement of operations.

4. Related Party Transactions

Ownership

As of December 31, 2023, the Initial Member was the sole member of the Company. For the period from Inception through December 31, 2023, the Initial Member did not purchase any Class A Units. Subsequent to December 31, 2023, the Initial Member purchased Class A Units, as disclosed in Note 7.

Compensation to the Administrator and its Affiliates

The Administrator and its affiliates are entitled to receive fees, compensation and distributions as set forth below.

The Administrator will be entitled to receive an annual asset management fee (the "Fee") equal to 2.0% of the value of the total Class A Units outstanding per annum, issued on a quarterly basis in arrears, commencing on the date of the initial closing of an offering. The Fee is payable, at the sole option of the Administrator, in Units (valued at the then current transaction price) or cash (funded by proceeds from the offering). There is no overall limit on the number of Units that may be issued to pay the Fee. For the period from Inception through December 31, 2023, the Company recorded no asset management fee.

The Administrator also will be reimbursed for all reasonable and necessary expenses paid or incurred by the Administrator in connection with the operation of NFA, including, without limitation, all organization and offering expenses associated with an offering, as provided in Note 3, expenses associated with the acquisition, maintenance and disposition of some or all of the Portfolio, and legal and accounting fees. These expenses will be paid from the Company's working capital, which will include proceeds from an offering, operating revenues, and proceeds from the sale of some or all of the Portfolio. As of December 31, 2023, no amounts were due to the Administrator.

Cash distributions will be made by NFA at such time and in such amounts as determined by the Board in its sole discretion. The Administrator shall receive a subordinated participation in future distributions, disclosed in Note 6, upon the sale of the Portfolio or the sale of any individual piece of artwork if the Administrator determines to distribute the proceeds of such individual sale to the Members of the Company.

The Administrator may determine to sell all or any part of the Portfolio without engaging a third-party intermediary, in which event, the Administrator would charge the buyer(s) of the Portfolio a reasonable fee not to exceed the lowest published buyer's premium charged by Sotheby's, Christie's or Phillips in effect at such time.

5. Member's Equity

The initial membership interests in the Company shall consist of Class A Units having the rights and preferences as set forth in the Operating Agreement. The number of Class A Units shall be limited to the maximum number of Class A Units offered in a qualifying offering, plus the number of Class A Units which may be issued pursuant to the Administrative Services Agreement.

The Board shall have full power and authority to schedule one or more closings to issue Class A Units and admit Members to the Company in accordance with the provisions of the Operating Agreement. Any Person, as defined in the Operating Agreement, that acquires Class A Units and is admitted as a Member of the Company shall, in connection with such Member's acquisition of such Class A Units, be deemed to pay to the Company such Member's pro rata share of any amounts used to acquire the Portfolio, including any true-up fees and any other amounts paid by the previously admitted Members.

6. Subordinated Participation in Distributions

Class A Units are entitled to receive any and all net proceeds from the sale of any artwork and/or the Portfolio up to $20.00 per Class A Unit before any payment is made to the Administrator. If and to the extent the Class A Members have received $20.00 per Class A Unit following a sale of any artwork and/or the Portfolio and there are additional net proceeds remaining, then (i) 85% of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (ii) 15% of such remaining amount shall be distributed to the Administrator.

7. Subsequent Events

The Company has evaluated subsequent events through March 15, 2024, the date the financial statements were available to be issued.

On February 28, 2024, the Initial Member made an initial capital contribution of $5,000 and purchased 250 Class A Units at $20.00 per Unit.

There were no other material subsequent events that required recognition or additional disclosure in these financial statements.